FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending June 30, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8 CH-6300 Zug Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

Half Year Report 2002 – Converium

Investor information

Shareholders’ Meeting

The Annual General Meeting will be held at 10:00 a.m. local time on Tuesday, May 27, 2003 at the Casino in Zug, Switzerland.

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
US
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Ltd common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First half year 2002

SWX Swiss Exchange	High 89.80	Low 69.00

New York Stock Exchange	High 28.70	Low 21.55

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone:+41 1 639 9120
E-mail: zuzana.drozd@converium.com

Financial highlights
Letter from the Chief Executive Officer
The Converium share
Business development
Management’s discussion and analysis of financial condition and results of operations
Financial Condition and Liquidity
Shareholder’s Equity
Interim statements of income (unaudited)
Interim balance sheets
Interim statements of cash flows (unaudited)
Interim statement of changes in equity (unaudited)
Notes to the interim financial statements (unaudited)
Notes to the interim financial statements (unaudited-continued)

Financial highlights

	Six months ended June 30

(US$ million)	2002	2001
Gross premiums written	1,773.7	1,425.6

Net premiums written	1,691.5	1,267.6

Net premiums earned	1,517.1	1,053.0

Net investment income	133.0	114.4

Income (loss) before taxes	42.4	–57.2

Net income (loss)	31.6	–60.5

Basis earnings (loss) per share	0.79	–1.51

Annualized return on equity	4.0%	–11.1%

Loss ratio (non-life)	72.6%	85.2%

Expense ratio (non-life)	28.4%	26.0%

Combined ratio (non-life)	101.0%	111.2%

	June 30	Dec. 31
	2002	2001

Total equity	1,663.9	1,570.8

Total underwriting reserves, net of reinsurance	6,011.4	5,263.1

Total invested assets	5,218.1	4,915.9

Letter from the Chief Executive Officer

Dear shareholders,

While Converium earmarked the year 2001 as a year of transition, our first half-year report for 2002 provides me with the opportunity to confirm that we have launched a successful start as an independent publicly listed reinsurer. Following our IPO last December we are now actively positioning Converium as a member of “the next Re generation.”

Operating performance: on track
Converium is reasonably on track with its underwriting results for the first six months of 2002. Our non-life combined ratio is 101.0% compared with 111.2% for the first half of 2001. This desirable improvement was accompanied by the strong growth of our gross premiums written by 24.4% from US$ 1,425.6 million in 2001 to US$ 1,773.7 million in 2002. Our net premiums written grew by a larger percentage, 33.4% from US$ 1,267.6 million in 2001 to US$ 1,691.5 million in 2002 thanks to our policy of reduced reliance on retrocession. With the improving market conditions and a stronger capital base we felt it was in our shareholders’ interest to retain more of the business that we are now accepting. As a consequence, our retention ratio of premiums assumed for the first six months has increased from 88.9% in 2001 to 95.4% in 2002. All of these developments helped to deliver a substantial improvement in the operating result. For the six months ended June 30, 2002 Converium reported operating income1 of US$ 103.7 million, an increase of US$ 129.8 million compared to the operating loss of US$ 26.1 million for the same period last year.

Net income: impact from turmoil of the capital markets
While we are pleased with the fundamentals of our current year underwriting results (which I will elaborate on later in this letter), I would be less than candid with you if I did not express my disappointment in the negative impact on earnings that resulted from asset impairment charges and realized capital losses. We had pre-tax realized capital losses of US$ 61.3 million during the first half of this year compared with realized losses of US$ 24.9 million during the same period in 2001. Included in this amount was a pre-tax loss of US$ 15.8 million through WorldCom fixed income investments. Our internal forecast for the period reflected a very modest realized capital gain, so our variance from plan and the impact on net income was significant. Our net income was US$ 42.4 million before tax and US$ 31.6 million after tax for the first half of 2002 in contrast to a net loss of US$ 57.2 million before tax and US$ 60.5 million after tax for the same period in 2001.

While we continue to uphold our stringent asset impairment rules, we have also taken measures to mitigate the potential impact of asset impairment charges in future periods. In June we instructed our equity asset manager to sell all our listed equity shares held by our North American subsidiary and reinvested US$ 160 million in an index fund that tracks the S&P 500. While that will not insulate us from market volatility, we believe that wider risk diversification will lessen (although not eliminate) the potential impact on future net income due to asset impairment charges on individual securities.

Market fundamentals: remain sound despite continued emergence of past liabilities
Returning to our underwriting activities for the first half of 2002, I am pleased to confirm that the market conditions were favorable in all of our markets and in most lines of business. Following a prolonged soft market in many areas, that is a satisfying experience and results in a positive outlook for 2002 underwriting year profits.

1 defined as pre-tax income (loss) excluding pre-tax net realized capital losses, amortization of goodwill and restructuring costs

From recent announcements by our larger competitors we noted that most of the major reinsurers in North America continue to experience significant adverse development on years 2001 and prior, including recent reserve adjustments in the magnitude of several billion dollars each. We did experience some moderate reserve pressure on years 2000 and prior on our US exposures as well as some late reporting by certain European cedents which impacted our calendar year non-life combined loss and expense ratio for the first half on a consolidated basis by 1.7 percentage points. Although we have practically no exposure to asbestos and environmental risks (less than 1% of the loss reserves gross), we are not immune to increased claims in prior years relating to the US tort environment – particularly in the excess liability arena. We continue to closely monitor the adequacy of our reserves for losses and loss adjustment expenses to uphold high reserving standards.

Also, as you are aware, losses arising out of claims from the September 11 terrorist attack on the US continue to preoccupy much of the industry. We have seen that our gross loss from this event has been fairly stable in its development since year-end. As you are aware the exposure is capped by Zurich Financial Services at our net provisions of US$ 289.2 million that were established prior to our IPO.

Looking at our current market environment, we have observed market patterns that are somewhat different across lines of business and geographical regions. Since we have become an independent reinsurance group, we have established significant new client relationships, principally in the European, Asian and Latin American markets. We have expanded our presence significantly in the Swiss and Japanese markets, also as a result of our separation from Zurich Financial Services, which is a competitor to many of our clients in those primary insurance markets. Many insurers in those markets prefer to do business with independent reinsurers. Our recognition in other markets is also strong and reflects our market reputation, specialized knowledge and the financial security we offer to clients. Ironically, the capital markets turmoil that served to spoil an otherwise strong first half year performance by Converium will also prolong the recovery phase of the current cycle, particularly as many companies’ solvency positions now lead to an increased demand for reinsurance.

In recent weeks concerns regarding Converium’s reinsurance assets with Zurich Financial Services (ZFS) have surfaced within the investor community. The issues underlying these concerns were carefully considered in planning our separation from ZFS.

Specifically, I would like to point out that Converium’s reinsurance recoverables from ZFS are largely collateralised through letters of credit, funds or deposits with our subsidiaries, or through escrow accounts established by ZFS in favour of Converium.

Additionally, a large part of our reinsurance relationship with ZFS is based on the so-called Quota Share Retrocession Agreement, through which Converium Zurich reinsures Zurich Insurance Company. This agreement is a reinsurance contract exclusively between Zurich Insurance Company and Converium Zurich, with clear set-off provisions. The contract includes a funds-witheld asset that Converium Zurich has on deposit with Zurich Insurance Company, to cover liabilities assumed by Converium through this reinsurance contract. To the same extent that Zurich Insurance Company pays out claims to the original cedents, both the funds-withheld asset and the liabilities of Converium will be reduced simultaneously.

Corporate governance: new standards not an issue for Converium
We have taken a very proactive position with respect to sound corporate governance since our inception. While corporate and accounting scandals are announced in the financial press almost daily, Converium had (before it became fashionable) implemented a number of corporate governance policies that are prudent by today’s standards. First and foremost, our Board of Directors consists entirely of non-executive directors. No member of the management team sits on the Board. This practice is uncommon in the United States, although still commonly practiced in Switzerland. Converium fully expenses all stock options that are granted to management and employees at the time of issue. This practice is still part of a heated debate in the United States and a concern to many shareholders who own shares in companies that do not expense share option grants. We also do not include Converium stock in our employees’ retirement plans. Finally, the Head of Internal Audit at Converium reports to the Audit Committee of the Board of Directors, not to the management.

Through this strong commitment to prudent corporate governance, a dedicated management team and a sound operating infrastructure, we continue to attract exceptional talent to Converium to grow our business and expand our markets. All of these elements provide a solid foundation to create a sustainable shareholder value. Even during these times of heightened uncertainty and volatility in the financial markets, a positive business outlook prevails at Converium.

Sincerely,

Dirk Lohmann
Group Chief Executive Officer

The Converium share

The charts below illustrate the strong relative performance of Converium versus European and American Insurance indices during the first half of 2002.

Converium Share versus European Insurance Index

Our share closed the first half of the year only slightly below its January 1 levels (Converium – 5%, Bloomberg European Insurance Index – 23%), and Converium’s ADSs even closed the first half of 2002 up 6%.

Insurance and reinsurance stocks were very much in favor during late 2001 and early 2002 as investors anticipated sharp corrections in the terms of trade for insurers following the events of September 11th. This enthusiasm for our sector diminished during the second quarter 2002 due to the emergence of a number of industry-wide issues. Among these were:

•	Concerns over reserve adequacy for asbestos and environmental claims following two large settlements in the United States

•	Significant reserve adjustments for the underwriting years 1997 to 2000

•	A reported incurred loss for the September 11th attack that is still substantially below industry estimates

•	The negative impact of large corporate failures (e.g. Enron, WorldCom) on investor confidence with a resulting decline in values for financial assets (equities and corporate bonds)

•	Concerns relating to solvency and resulting ratings downgrades.

As a result of these developments, earnings estimates for the insurance sector were broadly revised downward.

The performance of Converium shares reflect the fact that we were able to position ourselves as an independent global leading reinsurer with a clean balance sheet, strong underwriting capabilities, a strict financial discipline and limited exposure to many of the threats inherent to the insurance industry.

First listed	December 11, 2001

SWX Swiss Exchange and New York Stock Exchange

Major shareholders	Wellington Management Company, Boston holds 7.68%

Fidelity International Ltd, Hamilton holds 5.21%

As per the respective notices to the company and to the Disclosure office of the SWX Swiss Exchange: Wellington – Jan. 11, 2002; Fidelity – April 26, 2002

Business development

Converium’s first half operational result shows that the company is on track. The hardening of the markets, a consistent implementation of our business strategy and new opportunities from independence all led to profitable growth and a non-life combined ratio of 101.0%. In the life segment we are able to report an improved segment income of US$ 4.9 million, up from US$ 2.2 million last year.

Converium Zurich (non-life)

	Six months ended June 30

(US$ million)	2002	2001
Gross premiums written	805.0	603.9

Net premiums written	749.3	525.6

Net premiums earned	703.0	431.2

Segment income (loss)	74.5	43.2

Non-life loss ratio	69.2%	79.4%

Non-life underwriting expense ratio	22.8%	14.7%

Non-life administration expense ratio	5.0%	4.6%

Non-life combined ratio	97.0%	98.7%

Retention rate (net premiums written divided by	93.1%	87.0%
gross premiums written)

Converium Zurich’s combined ratio of 97.0% for the six months ended June 30, 2002 was lower by 1.7 percentage points compared to the combined ratio of 98.7% for the six months ended June 30, 2001. Gross premiums written of US$ 805.0 million for the six months ended June 30, 2002 were higher by US$ 201.1 million, or 33.3%, compared to US$ 603.9 million for the six months ended June 30, 2001.

During the first half of 2002, Converium Zurich’s largest growth regions include the UK, France, the Far East/ Pacific Rim and Latin America. The largest growth lines included specialty lines such as aviation and space, professional liability as well as credit and surety. The July 1, 2002 renewals point to further growth in the specialty lines, as well as in Australia and Latin America.

Converium North America (non-life)

	Six months ended June 30

(US$ million)	2002	2001
Gross premiums written	642.5	540.0

Net premiums written	633.0	449.9

Net premiums earned	590.9	394.7

Segment income (loss)	–18.3	–81.0

Non-life loss ratio	75.4%	92.4%

Non-life underwriting expense ratio	24.6%	26.2%

Non-life administration expense ratio	5.9%	7.9%

Non-life combined ratio	105.9%	126.5%

Retention rate (net premiums written divided by gross premiums written)	98.5%	83.3%

Converium North America’s combined ratio decreased to 105.9% for the six months ended June 30, 2002 from 126.5% for the six months ended June 30, 2001, mainly due to a decrease of 17 percentage points in the loss ratio. The loss ratio decrease reflected the fact that Converium North America recorded prior period loss reserve strengthening of US$ 125 million in the first half of 2001. Gross premiums written for the six months ended June 30, 2002 were US$ 642.5 million as compared to US$ 540.0 million for the six months ended June 30, 2001, representing an increase of US$ 102.5 million, or 19.0%.

The business segment’s generation of new premium income during the first half of 2002 was the result of growth in almost all lines. However, significant growth was experienced in specialty lines including increases in professional liability (US$ 41 million), structured/finite (US$ 76 million) as well as accident and health (US$ 20 million). This growth offset the loss of a large workers’ compensation treaty that was non-renewed due to not meeting our required terms and conditions.

Converium Cologne (non-life)

	Six months ended June 30

(US$ million)	2002	2001
Gross premiums written	226.6	217.3

Net premiums written	214.6	210.9

Net premiums earned	138.3	161.2

Segment income (loss)	–3.4	–3.1

Non-life loss ratio	77.9%	83.1%

Non-life underwriting expense ratio	20.7%	20.7%

Non-life administration expense ratio	2.7%	3.9%

Non-life combined ratio	101.3%	107.75%

Retention rate (net premiums written divided by gross premiums written)	94.7%	97.1%

Converium Cologne’s combined ratio of 101.3% for the six months ended June 30, 2002 was lower by 6.4 percentage points compared to the combined ratio of 107.7% for the six months ended June 30, 2001. Gross premiums written of US$ 226.6 million for the six months ended June 30, 2002 were higher by US$ 9.3 million, or 4.3%, compared to US$ 217.3 million for the six months ended June 30, 2001.

During the first half of 2002, Germany, Middle East and Northern Europe were Converium Cologne’s largest regions in terms of premium volume.

Converium Life

	Six months ended June 30

(US$ million)	2002	2001
Gross premiums written	101.1	88.2

Net premiums written	94.6	81.2

Net premiums earned	84.9	65.9

Segment income (loss)	4.9	2.2

Underwriting expense ratio	14.9%	–4.7%

Administration expense ratio	3.8%	2.5%

Retention rate (net premium written divided by gross premiums written)	93.6%	92.1%

Converium Life reported a segment income of US$ 4.9 million for the six months ended June 30, 2002 compared to a segment income of US$ 2.2 million for the six months ended June 30, 2001. Gross premiums written by our Converium Life operations for the six months ended June 30, 2002 were US$ 101.1 million compared to US$ 88.2 million for the six months ended June 30, 2001, representing an increase of US$ 12.9 million, or 14.6%.

This premium growth reflects our strategy to expand the operations of Converium Life. Both the Paris and Milan branch offices contributed strongly to the positive premium development. Germany added US$ 11 million net premiums written for the six months ended June 30, 2002 but showed a decrease compared to last year due to reduced shares with one of our main cedents. Other regions, including the Far East/Pacific Rim and North America with US$ 44.9 million net premium written for the six months ended June 30, 2002, showed a strong increase of premium income compared to last year. The positive development within this area was mainly driven by a new large contract with a cedent located in Taiwan, which contributed to the increase of premium written with US$ 7.5 million. Moreover, business with existing customer relations in the United States was extended.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

(US$ million)	Six months ended June 30

	2002	2001
Pre-tax operating income (loss)	103.7	–26.1

Pre-tax income (loss)	42.4	–57.2

Net income (loss)	31.6	–60.5

Converium Group reported pre-tax operating income (defined as pre-tax income (loss) excluding pre-tax net realized capital losses, amortization of goodwill and restructuring costs) of US$ 103.7 million for the six months ended June 30, 2002, an increase of US$ 129.8 million compared to the pre-tax operating loss of US$ 26.1 million for the same period of 2001. Net income increased US$ 92.1 million to US$ 31.6 million in 2002 compared to a net loss of US$ 60.5 million in 2001. The increase in operating income was due to improved underwriting results, including strong premium growth in 2002, and a lower non-life combined ratio. Gross premiums written increased 24.4% and net premiums written increased 33.4% for the first six months of 2002, compared to 2001. The non-life combined ratio improved from 111.2% for the first six months of 2001, compared to 101.0% for the first six months of 2002.

Our 2001 results were impacted by the recognition of a US$ 112.0 million provision for net adverse loss development on prior years’ business. Converium North America recorded adverse development of US$ 125.0 million in the first six months of 2001, offset by positive reserve development of US$ 13.0 million in Converium Zurich. In 2002, we recorded a US$ 24.4 million provision for net adverse loss development on prior years’ business, representing a movement of 0.6% of the net non-life loss reserves at December 31, 2001.

Our net investment income increased by US$ 18.6 million or 16.3%, to US$ 133.0 million for the first six months of 2002, compared to US$ 114.4 million for 2001. Offsetting this improvement, we recorded US$ 61.3 million of pre-tax realized capital losses on our investment portfolio following the continued deterioration in global capital markets. For example, the MSCI World Index, excluding Japan, declined 11.1% from January 1, 2002 to June 30, 2002. Our 2001 pre-tax realized capital losses were US$ 24.9 million in the first half of 2001.

Reinsurance results

(US$ million)	Six months ended June 30

	2002	2001
Gross premiums written	1,773.7	1,425.6

Net premiums written	1,691.5	1,267.6

Net premiums earned	1,517.1	1,053.0

Our gross premiums written for the six months ended June 30, 2002 were US$ 1,773.7 million compared to US$ 1,425.6 million for the six months ended June 30, 2001, representing an increase of US$ 348.1 million or 24.4%. Net premiums written in the first six months of 2002 were US$ 1,691.5 million compared to US$ 1,267.6 million for the first six months of 2001, representing an increase of US$ 423.9 million, or 33.4%. The growth in net premiums written exceeded the growth in gross premiums written due to a reduced reliance on outward reinsurance arrangements in 2002 compared to 2001. For the six months ended June 30, 2002, we retained 95.4% of our gross premiums written, compared to 88.9% in 2001.

The increase in net premiums written was driven predominately by hardening market conditions in 2002. Converium Zurich experienced the largest premium growth, with net premiums written for the six months ended June 30, 2002 of US$ 749.3 million compared to US$ 525.6 million for the six months ended June 30, 2001, representing an increase of US$ 223.7 million, or 42.6%. Converium Zurich’s premium increases were in proportional specialty lines such as aviation and space (US$ 75 million), liability (US$ 50 million), multi-peril (US$ 41 million), and property (US$ 30 million). Converium North America grew US$ 183.1 million, or 40.7%, with net premiums written for the six months ended June 30, 2002 of US$ 633.0 million compared to US$ 449.9 million for the six months ended June 30, 2001. Converium North America’s growth was also in specialty lines, such as structured/finite (US$ 76 million), professional liability (US$ 41 million), and accident and health (US$ 20 million). In addition, Converium North America retained more premium by non-renewing a retrocessional program under which US$ 45.0 million was ceded in the first six months of 2001. Converium Cologne and Converium Life contributed an additional US$ 3.7 million and US$ 13.4 million, respectively, in net premiums written in 2002 compared to 2001. Our net premiums earned for the six months ended June 30, 2002 were US$ 1,517.1 million compared to US$ 1,053.0 million for the six months ended June 30, 2001, representing an increase of US$ 464.1 million, or 44.1%. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich.

(US$ million)	Six months ended June 30

	2002	2001
Losses and loss adjustment expenses and life benefits	–1,110.5	–910.0

Non-life loss ratio (to premiums earned)	72.6%	85.2%

Adjusted non-life loss ratio (to premiums earned)	70.9%	73.9%

Our losses and loss adjustment expenses and life benefits incurred for the six months ended June 30, 2002 were US$ 1,110.5 million compared to US$ 910.0 million for the six months ended June 30, 2001, an increase of US$ 200.5 million, or 22.0%. Losses increased primarily as a result of an increase in earned premiums, offset by lower net adverse loss development in 2002. The non-life loss and loss adjustment expense ratio was 72.6% for the first half of 2002, compared to 85.2% for the first half of 2001.

Converium Group’s 2002 results were impacted as a result of the recognition of a US$ 24.4 million provision for net adverse loss development on prior years’ business, representing a movement of 0.6% of the net non-life reserves at December 31, 2001. In the first six months of 2002, Converium North America recorded adverse loss development of US$ 19.9 million. Converium Cologne recorded an additional US$ 18.5 million in reserves related to prior years’ business. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. In 2002, there was no additional development in net reserves for the September 11 terrorist attacks (as our losses are capped at US$ 289.2 million by Zurich Financial Services), the Enron Chapter 11 reorganization, or asbestos and environmental reserves.

The 2001 non-life loss and loss adjustment expense ratio includes a US$ 112.0 million provision for net adverse loss development on prior years’ business. Converium North America recorded adverse development of US$ 125.0 million in the first six months of 2001. This was offset by positive reserve development of US$ 13.0 million in Converium Zurich.

The adjusted non-life loss and loss adjustment expense ratio was 70.9% for the first half of 2002, compared to 73.9% for the first half of 2001. The adjusted ratio was calculated excluding the impact of the prior years’ net reserve development described above. The 3.0 point change was due to improved underwriting and hardening market conditions in 2002, as well as a shift in business mix at Converium Zurich.

(US$ million)	Six months ended June 30

	2002	2001
Underwriting acquisition costs	–347.4	–197.1

Operating and administration expenses	–84.1	–69.1

Non-life underwriting expense ratio (to premiums earned)	23.4%	20.3%

Non-life administration expense ratio (to premiums written)	5.0%	5.7%

Our underwriting acquisition costs primarily relate to commissions on treaty and individual risk business, and for the six months ended June 30, 2002 were US$ 347.4 million compared to US$ 197.1 million for the six months ended June 30, 2001, representing an increase of US$ 150.3 million, or 76.3%. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the first half of 2002 was 23.4%, compared to 20.3% for the first half of 2001. The increase in this ratio was driven by substantially increased writings of proportional business at Converium Zurich, which business generally carries higher underwriting acquisition costs than non-proportional business. Additionally, in 2001 the Converium Zurich underwriting expense ratio was lower due to the release of approximately US$ 10.8 million in cost reserves under a profit-sharing agreement with a cedent as a result of an increase in loss reserves. This contributed 1.1 ratio points to the increase relative to 2001.

Our operating and administration expenses for the six months ended June 30, 2002 were US$ 84.1 million compared to US$ 69.1 million for the six months ended June 30, 2001, representing an increase of US$ 15.0 million, or 21.7%. This increase was primarily due to recording compensation expense of US$ 13.1 for the six months ended June 30, 2002 in connection with Converium Group’s new share-based compensation plans, including the conversion of plans from our former parent. We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock-Based Compensation”. The operating and administration expenses were also impacted by the decrease of the US dollar against the hardening European currencies. Our non-life administration expense ratio for the first half of 2002 declined to 5.0%, compared to 5.7% for the first half of 2001, as a result of the substantial growth in net premiums written in 2002 compared to 2001.

Investment results

(US$ million)	Six months ended June 30

	2002	2001
Net investment income	133.0	114.4

Average annualized net investment income yield (pre-tax)	5.3%	5.4%

Net realized capital (losses) gains	–61.3	–24.9

Total investment results	71.7	89.5

Average annualized total investment yield (pre-tax)	2.8%	4.2%

Investment results are an important part of our overall profitability. We reported net investment income of US$ 133.0 million for the six months ended June 30, 2002 as compared to US$ 114.4 million for the six months ended June 30, 2001, an increase of US$ 18.6 million or 16.3%. The increase is primarily attributed to an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our annualized investment income yield remained stable at 5.3% for the six months ended June 30, 2002 compared to 5.4% for the same period in 2001.

We had net realized capital losses for the first half of 2002 of US$ 61.3 million, compared to net realized capital losses of US$ 24.9 million for the first half of 2001, an increase in net realized capital losses of US$ 36.4 million in 2002. In the first six months of 2002 we restructured Converium North America’s equity portfolio, realizing US$ 32.7 million in capital losses. This restructuring was implemented in connection with Converium Group’s new investment policy and in order to manage the portfolio’s exposure to additional impairment losses. Losses realized on the sale of WorldCom fixed income investments were US$ 15.8 million pre-tax.

Included in the losses realized above, US$ 21.5 million of impairment losses were recorded for the six months ended June 30, 2002 on our remaining equity portfolio following continued deterioration in global stock markets. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

For the six months ended June 30, 2001 we recorded net capital losses of US$ 24.9 million. This included US$ 59.8 million of losses on our equity investment portfolio following declines in global stock markets, particularly the telecommunications and technology sectors in North America.

Other

(US$ million)	Six months ended June 30

	2002	2001
Other income (loss)	3.6	–5.0

Interest expense	–8.0	–12.3

Amortization of goodwill	—	–4.2

Restructuring costs	—	–2.0

Income tax expense	–10.8	–3.3

Our other income for the six months ended June 30, 2002 was US$ 3.6 million compared to an other loss of US$ 5.0 million for the six months ended June 30, 2001, representing an increase of US$ 8.6 million. The increase in other income in 2002 results from interest income of US$ 7.2 million relating to the settlement of the Unicover litigation, offset by currency losses on non-functional currencies. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts.

Our interest expense for the six months ended June 30, 2002 was US$ 8.0 million compared to US$ 12.3 million for the six months ended June 30, 2001. Interest expense on our Senior Notes was US$ 7.1 million in each of 2002 and 2001. Interest expense in 2001 also included interest expense on short-term borrowings from Zurich Financial Services.

For the first six months ended June 30, 2001 amortization of goodwill was US$ 4.2 million and restructuring costs were US$ 2.0 million. At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Restructuring costs were incurred in 2001 relating to our initial public offering and related transactions.

Income tax expense was US$ 10.8 million for the six months ended June 30, 2002, compared to US$ 3.3 million for the six months ended June 30, 2001, an increase of US$ 7.5 million. Our effective tax rate in 2002 was 25.5%, which approximates Converium Group’s consolidated estimated effective rate expected for the entire year. Our effective tax rate in 2001 was –5.8%. In 2001, we recorded tax expense on our pre-tax loss principally because we did not record the benefit of tax losses at Converium Zurich, as those benefits did not accrue to Converium Group after the initial public offering.

Financial Condition and Liquidity

Invested Assets
As of June 30, 2002 total invested assets were US$ 5,218.1 million compared to US$ 4,915.9 million as of December 31, 2001, an increase of US$ 302.2 million, or 6.2%. The increase is due to new invested assets acquired from growth in our underlying business, offset by realized and unrealized losses on the investment portfolio during 2002. The asset mix as of June 30, 2002 was 84% fixed income securities (including the Funds Withheld Asset) and short-term investments, 12% equity securities, including US$ 71.2 million or 1.4%, representing our shares in PSP Swiss Property AG, a company listed on the SWX Swiss Exchange and an indirect real estate investment, and 4% real estate and other. At December 31, 2001, invested assets were comprised of 82% fixed income securities (including the Funds Withheld Asset) and short-term investments, 14% equity securities and 4% real estate and other.

Available-for-sale securities are carried at market value. As of June 30, 2002, we had net after-tax unrealized losses on our investment portfolio of US$ 46.0 million, compared to net after-tax unrealized gains of US$ 30.3 million. This decline reflects the weaker capital market conditions experienced in the first six months of 2002.

Loss and Loss Adjustment Expense Reserves
We had gross loss and loss adjustment expense reserves of US$ 6,160.7 million as of June 30, 2002, compared to US$ 5,710.5 million as of December 31, 2001, an increase of US$ 450.2 million or 7.9%. This increase reflects continued growth in the underlying business, offset by claim payments. Reinsurance recoverables from retrocessionaires related to these reserves were US$ 1,477.3 million as of June 30, 2002, compared to US$ 1,545.0 million as of December 31, 2001, a decrease of US$ 67.7 million or 4.4%. This decline was primarily attributable to the collection of amounts due under our settlement of the Unicover litigation.

Shareholder’s Equity

As of June 30, 2002 we had total shareholders’ equity of US$ 1.66 billion (US$ 41.60 per share), compared to US$ 1.57 billion (US$ 39.27 per share) as of December 31, 2001. This increase is mainly comprised of net income of US$ 31.6 million, a gain of US$ 127.3 million in our currency translation account due to the weakening of the US dollar against the European currencies, offset by unrealized losses on investments of US$ 76.3 million.

We believe that our capital, liquidity and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

Cash Flows and Liquidity Sources

(US$ million)	Six months ended June 30

	2002	2001
Cash provided by operating activities	289.1	220.9

We held cash and cash equivalents of US$ 462.5 million as of June 30, 2002 compared to US$ 420.5 million as of December 31, 2001, representing an increase of US$ 42.0 million, or 10.0%.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 289.1 million for the six months ended June 30, 2002 compared to US$ 220.9 for the six months ended June 30, 2001, an increase of US$ 68.2 million or 30.9%. This increase was driven by improved operating performance, including premium receipts.

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we insure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

Interim statements of income (unaudited)

(US$ million, except per share information)	Six months ended June 30

	2002	2001
Revenues

Gross premiums written	1,773.7	1,425.6

Less ceded premiums written	–82.2	–158.0

Net premiums written	1,691.5	1,267.6

Net change in unearned premiums	–174.4	–214.6

Net premiums earned	1,517.1	1,053.0

Net investment income	133.0	114.4

Net realized capital (losses) gains	–61.3	–24.9

Other income (loss)	3.6	–5.0

Total revenues	1,592.4	1,137.5

Benefits, losses and expenses

Losses and loss adjustment expenses	–1,039.7	–840.8

Life benefits and policyholder dividends	–70.8	–69.2

Underwriting acquisition costs	–347.4	–197.1

Other operating and administration expenses	–84.1	–69.1

Interest expense	–8.0	–12.3

Amortization of goodwill	—	–4.2

Restructuring costs	—	–2.0

Total benefits, losses and expenses	–1,550.0	–1,194.7

Income (loss) before taxes	42.4	–57.2

Income tax expense	–10.8	–3.3

Net income (loss)	31.6	–60.5

Basic earnings (loss) per share	0.79	–1.51

Diluted earnings (loss) per share	0.78	–1.51

The notes to the interim financial statements are an integral part of these financial statements.

Interim balance sheets

(US$ million, except share information)	June 30	Dec. 31
	2002	2001
	(unaudited)
Assets

Invested assets

Available-for-sale securities:

Fixed maturities	2,720.0	2,331.4

Equity securities	633.2	701.4

Other investments	179.5	195.1

Short-term investments	85.1	89.5

Total investments	3,617.8	3,317.4

Funds Withheld Asset	1,600.3	1,598.5

Total invested assets	5,218.1	4,915.9

Other assets

Cash and cash equivalents	462.5	420.5

Premiums receivable	1,302.3	1,015.1

Reinsurance assets:

Underwriting reserves	1,631.8	1,668.1

Insurance balances receivable, net	507.4	400.2

Funds held by reinsureds	634.7	523.4

Deferred policy acquisition costs	268.6	217.9

Deferred income taxes	341.7	300.4

Other assets	526.3	245.0

Total assets	10,893.4	9,706.5

Liabilities and equity

Liabilities

Losses and loss adjustment expenses, gross	6,160.7	5,710.5

Unearned premiums, gross	1,168.8	968.7

Future life benefits, gross	313.7	252.0

Other reinsurance liabilities	421.1	315.9

Funds held under reinsurance contracts	460.4	430.8

Deferred income taxes	143.9	106.5

Accrued expenses and other liabilities	363.9	154.3

Debt	197.0	197.0

Total liabilities	9,229.5	8,135.7

Equity

Common stock CHF 10 nominal value, 40,006,217 and 40,000,000 shares issued, respectively (39,977,000 and 40,000,000 shares outstanding, respectively)	253.0	253.0

Additional paid-in capital	1,339.8	1,336.5

Treasury stock	–1.6	—

Unearned stock compensation	–18.3	–27.1

Accumulated other comprehensive income (loss):

Net unrealized (losses) gains on investments, net of taxes	–46.0	30.3
Cumulative translation adjustments	105.4	–21.9

Total accumulated other comprehensive income	59.4	8.4

Retained earnings	31.6	—

Total equity	1,663.9	1,570.8

Total liabilities and equity	10,893.4	9,706.5

The notes to the interim financial statements are an integral part of these financial statements.

Interim statements of cash flows (unaudited)

(US$ million)	Six months ended June 30

	2002	2001
Cash flows from operating activities

Net income (loss)	31.6	–60.5

Adjustments for

Net realized capital losses (gains) on investments	61.3	24.9

Amortization of premium discount	4.5	–0.1

Depreciation and amortization	19.9	13.4

Changes in operational assets and liabilities

Deferred policy acquisition costs	–50.7	–50.4

Reinsurance assets	7.3	56.5

Premiums receivable	–195.0	–262.1

Unearned premiums, gross	200.1	199.4

Losses and loss adjustment expenses, gross	104.7	314.6

Future life benefits, gross	61.7	–33.5

Funds held under reinsurance contracts	29.6	–48.8

Other reinsurance liabilities	105.2	58.2

Net deferred income taxes	–20.3	8.7

Net changes in all other operational assets and liabilities	–70.8	0.6

Cash provided by operating activities	289.1	220.9

Cash flows from investing activities

Proceeds from sales and maturities of fixed maturities	727.6	845.1

Purchases of fixed maturities	–1,071.1	–819.2

Proceeds from sales of equity securities	170.3	128.1

Purchases of equity securities	–185.4	–162.5

Net decrease in short-term investments	4.4	25.0

Net change in Funds Withheld Asset/Zurich Financing Agreement	124.3	–9.6

Proceeds from sales of other assets	26.7	6.6

Purchase of other assets	–39.6	–17.0

Net cash used in investing activities	–242.8	–3.5

Cash flows from financing activities

Net transfers from (to) Zurich Financial Services	—	–7.2

Payable to Zurich Financial Services	—	–127.0

Purchases of common shares	–1.6	—

Proceeds from issuance of common shares	0.2	—

Net cash provided by (used in) financing activities	–1.4	–134.2

Effect of exchange rate changes on cash and cash equivalents	–2.9	–72.5

Change in cash and cash equivalents	42.0	10.7

Cash and cash equivalents as of January 1	420.5	121.9

Cash and cash equivalents as of June 30	462.5	132.6

The notes to the interim financial statements are an integral part of these financial statements.

Interim statement of changes in equity (unaudited)

(US$ million)
					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
	stock	capital	stock	compensation	income (loss)	earnings	equity
Balance, January 1, 2002	253.0	1,336.5	—	–27.1	8.4	—	1,570.8

Net income	—	—	—	—	—	31.6	31.6

Purchases of common shares	—	—	–1.6	—	—	—	–1.6

Issuance of common shares	—	0.2	—	—	—	—	0.2

Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	–76.3	—	–76.3

Translation adjustments	—	—	—	—	127.3	—	127.3

Total comprehensive income	—	—	—	—	51.0	—	51.0

Issuance of stock compensation	—	1.5	—	–1.5	—	—	—

Amortization of stock compensation	—	1.6	—	10.3	—	—	11.9

Balance, June 30, 2002	253.0	1,339.8	–1.6	–18.3	59.4	31.6	1,663.9

The notes to the interim financial statements are an integral part of these financial statements.

Notes to the interim financial statements (unaudited)

Schedule of segment data

	Converium (Non-Life)			Converium (Non-Life)		Converium (Non-Life)
	Zurich			North America		Cologne
(US$ million)
Six months ended June 30	2002	2001		2002	2001	2002	2001
Gross premiums written	805.0		603.9	642.5	540.0	226.6	217.3

Less ceded premiums written	–55.7		–78.3	–9.5	–90.1	–12.0	–6.4

Net premiums written	749.3		525.6	633.0	449.9	214.6	210.9

Net change in unearned premiums	–46.3		–94.4	–42.1	–55.2	–76.3	–49.7

Net premiums earned	703.0		431.2	590.9	394.7	138.3	161.2

Net investment income	63.5		38.1	58.6	61.0	16.4	14.4

Net realized capital (losses) gains	0.7		0.7	–49.4	–20.6	–12.8	–4.4

Other income (loss)	–8.2		3.0	9.7	–12.4	–3.0	1.3

Total revenues	759.0		473.0	609.8	422.7	138.9	172.5

Losses and loss adjustment expenses	–486.5	–	342.5	–445.4	–364.8	–107.8	–134.0

Life benefits and policyholder dividends	—		—	—	—	—	—

Underwriting acquisition costs	–160.6		–63.3	–145.5	–103.5	–28.6	–33.4

Other operating and administration expenses	–37.4		–24.0	–37.2	–35.4	–5.9	–8.2

Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	–684.5		–429.8	–628.1	–503.7	–142.3	–175.6

Segment income (loss)	74.5		43.2	–18.3	–81.0	–3.4	–3.1

Interest expense

Amortization of goodwill

Restructuring costs

Income (loss) before taxes

At June 30, 2002

Total invested assets	2,581.7			2,017.1		677.2

Total segment assets after consolidation of investments in affiliates	5,364.0			4,768.1		1,113.0

Ratios

Loss ratio	69.2%		79.4%	75.4%	92.4%	77.9%	83.1%

Underwriting expense ratio	22.8%		14.7%	24.6%	26.2%	20.7%	20.7%

Administration expense ratio	5.0%		4.6%	5.9%	7.9%	2.7%	3.9%

Combined ratio	97.0%		98.7%	105.9%	126.5%	101.3%	107.7%

Notes to the interim financial statements (unaudited) (continued)

Schedule of segment data

	Converium Life		Eliminations				Total
(US$ million)
Six months ended June 30	2002	2001	2002		2001		2002	2001
Gross premiums written	101.1	88.2		–1.5	–	23.8	1,773.7	1,425.6

Less ceded premiums written	–6.5	–7.0		1.5		23.8	–82.2	–158.0

Net premiums written	94.6	81.2		—		—	1,691.5	1,267.6

Net change in unearned premiums	–9.7	–15.3		—		—	–174.4	–214.6

Net premiums earned	84.9	65.9		—		—	1,517.1	1,053.0

Net investment income	2.5	1.2		–8.0		–0.3	133.0	114.4

Net realized capital (losses) gains	0.2	–0.6		—		—	–61.3	–24.9

Other income (loss)	4.4	3.8		0.7		–0.7	3.6	–5.0

Total revenues	92.0	70.3		–7.3		–1.0	1,592.4	1,137.5

Losses and loss adjustment expenses	—	—		—		0.5	–1,039.7	–840.8

Life benefits and policyholder dividends	–70.8	–69.2		—		—	–70.8	–69.2

Underwriting acquisition costs	–12.7	3.1		—		—	–347.4	–197.1

Other operating and administration expenses	–3.6	–2.0		—		0.5	–84.1	–69.1

Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	–87.1	–68.1		—		1.0	–1,542.0	–1,176.2

Segment income (loss)	4.9	2.2		–7.3		—	50.4	–38.7

Interest expense							–8.0	–12.3

Amortization of goodwill							—	–4.2

Restructuring costs							—	–2.0

Income (loss) before taxes							42.4	–57.2

At June 30, 2002

Total invested assets	92.1		–	150.0			5,218.1

Total segment assets after consolidation of investments in affiliates	492.2		–	843.9			10,893.4

Ratios

Loss ratio	—	—

Underwriting expense ratio	14.9%	–4.7%

Administration expense ratio	3.8%	2.5%

Combined ratio	—	—

Notes to the interim financial statements (unaudited-continued)

1.     Basis of preparation

The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium Group for the year ended December 31, 2001. Certain reclassifications have been made to prior year amounts to conform with the current year’s presentation.

2.     New accounting pronouncements

SFAS 142, “Goodwill and Other Intangible Assets”

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

Converium adopted SFAS No. 142 on January 1, 2002. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact our financial condition or results of operations. Amortization of goodwill was US$ 4.2 million for the six months ended June 30, 2001.

SFAS 143, “Accounting for Asset Retirement Obligations”

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard is effective for fiscal year beginning after June 15, 2002. This standard will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

Converium adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

3.     Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates which have been used for translation purposes (US$ per foreign currency unit).

			Statements of income
	Balance sheets		and cash flows
Exchange rates	June 30, 2002	Dec. 31, 2001	June 30, 2002	June 30, 2001
British pound	1.5335	1.4529	1.4449	1.4405

Euro	0.9915	0.8897	0.8986	0.8980

100 Japanese yen	0.8362	0.7596	0.7726	0.8309

Swiss franc	0.6752	0.6015	0.6119	0.5867

4.     Investments

For the six months ended June 30, 2002, Converium Group recorded net realized capital losses of US$ 61.3 million. In June 2002, Converium North America restructured its equity portfolio, recognizing US$ 32.7 million in realized losses. Realized losses on WorldCom fixed income securities contributed an additional US$ 15.8 million loss. Other impairments of US$ 21.5 million were recorded on the equity portfolio following the continued deterioration in global stock markets.

For the six months ended June 30, 2001, Converium Group recorded net realized capital losses of US$ 24.9 million. This included US$ 59.8 million of losses on its equity investment portfolio following declines in global stock markets, particularly the telecommunications and technology sectors in North America.

5.     Losses and loss adjustment expenses

Converium Group’s 2002 results were impacted as a result of the recognition of a US$ 24.4 million provision for net adverse loss development on prior years’ business. Converium Cologne recorded an additional US$ 18.5 million in reserves related to prior years’ business and Converium North America recorded adverse development of US$ 19.9 million. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich.

Converium Group’s 2001 results were impacted as a result of the recognition of a US$ 112.0 million provision for net adverse loss development on prior years’ business, primarily at Converium North America. During the first half of 2001, following an independent actuarial review, Converium North America recorded a US$ 125.0 million provision for adverse loss development on prior years’ business. The adverse loss development mainly related to treaty liability business.

6.      Commitments and contingencies

Superior National matters
Certain claims are being asserted against Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), along with Centre Insurance Company (“CIC”) and certain of its affiliates by various insurance companies in liquidation in the State of California (“Liquidating Companies”), which companies previously were subsidiaries of the Superior National Insurance Group (“SNIG”). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies and CRNA and CINA. The principal claims which had been asserted against CIC, rather than against CRNA and CINA, consisted of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the “Commissioner”), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, Converium Group is unable to predict CRNA’s and CINA’s chances of prevailing in this action.

Unicover litigation
The Seattle, Washington litigation and the New York Supreme Court litigation among CRNA, the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company, CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe. The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied in part. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

Canada Life
On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Germany in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements and to honor its obligations as a quota share reinsurer. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses, including recission of the pertinent contracts. In its decision of April 11, 2002, the U.S. District court of the Southern District of New York dismissed Canada Life’s action, ruling that the Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate. Canada Life has appealed the court’s decision.

Converium has fully reserved this matter, on the basis of its assessment of Converium’s ultimate liability. However arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium Group’s global offering.

7.      Earnings per share

Converium Holding Ltd issued an additional 6,217 shares and purchased 29,739 shares during the first six months of 2002 related to our share-based compensation plans.

The following shows the average shares outstanding:

	Six months ended June 30

	2002	2001
Average shares outstanding (000’s)	40,002	40,000

Average diluted shares outstanding (000’s)	40,743	40,000

Earnings per share data for 2001 is calculated based on 40,000,000 registered shares of Converium Holding Ltd issued and outstanding as of September 24, 2001 as if these shares were outstanding for the six months ended June 30, 2001.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ DIRK LOHMANN

Name: Dirk Lohmann
Title: CEO

By:	/s/ MARTIN KAUER

Name: Martin Kauer
Title: CFO

Date: July 29, 2002

[PRESS RELEASE TO COME]

Converium Holding Ltd, Zug

Zug, Switzerland — July 29, 2002 — Converium, one of the world’s leading reinsurers, today reports on its financial results for the first six months of 2002. Converium has been listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) since December 2001.

Successful 1H2002 despite turmoil in the financial markets

Converium reports an operating income* of US$ 103.7 million and a net income of US$ 31.6 million for the first six months of 2002, compared to an operating loss of US$ 26.1 million and a net loss of US$ 60.5 million respectively, for the first half of 2001.

A hardening of the markets in which we operate, the implementation of our business strategy, the strict financial discipline we apply and new opportunities gained from our independence led to a strong premium growth of 24.4% on gross and 33.4% on net premiums. This growth was particularly strong in specialty lines, where knowledge and expertise are key differentiators.

1H2002 Financial Result

	Six months
	ended June 30
	(US$ million, except ratios
	and per share data)

	2002	2001

Gross premiums written	1,773.7	1,425.6
- growth (%)	24.4%	20.4%
Net premiums written	1,691.5	1,267.6
- growth (%)	33.4%	26.0%
Net premiums earned	1,517.1	1,053.0
- growth (%)	44.1%	21.5%
Operating income (loss)*	103.7	-26.1
Net income (loss)	31.6	-60.5
Income (loss) per share (US$)	0.79	-1.51
Loss ratio non-life	72.6%	85.2%
Underwriting expense ratio non-life	23.4%	20.3%
Administration expense ratio non-life	5.0%	5.7%
Combined ratio non-life	101.0%	111.2%

	June 30, 2002	Dec 31, 2001

Total assets	10,893.4	9,706.5
Shareholders’ equity	1,663.9	1,570.8
Book value per share (US$)	41.60	39.27

*	Operating income is defined as pre-tax income (loss) excluding pre-tax net realized capital losses, amortization of goodwill and restructuring costs.

Highlights

•	Non-life combined ratio on track: 101.0%.
•	Net income: US$31.6 million for the first six months.
•	Strong premium growth of 24.4% on gross and 33.4% on net premiums.
•	Growth was particularly strong in specialty lines.
•	Retention ratio (=net premiums written divided by gross premiums written) increased to 95.4%.
•	Total investment result of US$71.7 million. This result includes US$133.0 million of net investment income and US$61.3 million of realized capital losses and impairments as a result of the sharp decline in the global stock markets.

•	Strong balance sheet to further harvest in hardening markets:
–	Strong capitalization (equity: US$1,663.9 million)
–	September 11: net loss capped at US$289.2 million
–	Asbestos and environmental loss reserves of US$ 47.3 million represent less than 1% of loss reserves (survival ratio of 13.8 years)
–	Strong reserve levels maintained
–	Enron exposure: full aggregate limits booked as incurred loss in 2001
–	Losses realized on the sale of WorldCom fixed income investments were US$15.8 million pre-tax
–	Enron and WorldCom: low exposure to directors’ and officers’ liability policies (D&O liability).

•	Converium strictly adheres to its underwriting principles based on profitability and stringent financial discipline, and employs sophisticated tools for profitability measurement.

•	Converium applies strict restrictions in underwriting risks with exposure to mold.

•	Converium achieved an increase in its portfolio diversification, both in terms of lines of business and geographical distribution.

•	Converium Board appointed Benjamin Gentsch as CEO Converium Zurich and Member of the Converium Group Executive Committee with effect from September 1, 2002.

•	Converium further appointed Christoph Ludemann as Chief Underwriting Officer and a Member of the Executive Board of Converium Germany, to be in charge of Life business worldwide with effect from September 1, 2002.

•	Converium Holding AG implemented a plan that permits the purchase of shares for Converium’s share-based compensation plans in the market:

Employees of the Converium Group are participants in several share-based compensation plans. The shareholders were informed in the prospectus of Converium Holding AG that the company would issue shares out of the contingent capital in order to satisfy the plan’s requirements. As an alternative to the issuance of new shares, Converium Holding AG introduced a repurchase program under which any necessary shares for the various employee participation plans within the Converium Group shall be purchased from time to time in the open market. Depending on market conditions and other factors, the repurchases may be commenced or suspended at any time, and from time to time without prior notice, and be replaced by share issuances out of the contingent capital.

As already outlined in the prospectus, Converium Holding AG will need around 3.4 million shares during the next five years in order to fulfill its obligations towards the plan participants. For the year 2002 a maximum of approximately 650,000 shares is required.

•	Converium builds on strong corporate governance:
–	No member of executive management is on the Board of Directors of Converium Holding AG
–	Converium fully expenses all employee stock options ever since plan inception (US$ 2.9 million for 1H2002)
–	Internal audit directly reports to the Board, not to management
–	Converium stock excluded from employee retirement plans.

Dirk Lohmann, CEO Converium said:

While we earmarked the year 2001 as the year of transition, our first ever half-year report provides us with the opportunity to confirm that Converium has taken off to a successful start as an independent, publicly listed reinsurer. Converium has enjoyed strong support from both clients and brokers, as is reflected in our written premium figures. Much of this growth has come from our specialty lines. This is pleasing, as it has been a focus over the last few years to reposition Converium as a leader in these segments. This repositioning in specialty lines together with our re-underwriting efforts are now beginning to show up in our technical result, where the combined ratio has improved to 101.0%.

The adverse developments in capital markets, together with the scandals at renown large corporations, have led to a widespread loss of confidence in financial accounting and an increasing focus on strong corporate governance. At Converium, corporate governance has played an important role from our inception. Consequently, several important requirements, which today are in the limelight of discussions on good corporate governance, were incorporated within Converium from the beginning, allowing us to be essentially in line with the newly proposed SEC criteria.”

Martin Kauer, CFO Converium said:

“Converium is on track: our gross premiums written grew by more than 24% to just under US$ 1.8 billion, our net premiums written by 33% to US$ 1.7 billion, our net premiums earned by 44% to US$ 1.5 billion in the first six months of 2002. Converium’s non-life combined ratio was 101.0% for the first half of 2002. This accurately reflects the results of our re-underwriting and restructuring efforts. We increased our pre-tax operating income by US$ 130 million to US$ 104 million for the first half of 2002. Despite the turmoil in the financial markets that resulted in net realized capital losses of US$ 61.3 million, we were able to report a net income of US$ 31.6 million for the first semester 2002.”

“Converium’s strategic asset allocation is based on a leading-edge asset & liability management approach — we hold about 10% of our invested assets in equity securities, less than 50% of our shareholders’ equity. The collapse of the global stock markets resulted in net realized capital losses of US$ 61.3 million. However, Converium’s shareholders’ equity increased in the first half of 2002 by US$ 93 million to US$ 1,664 million as per June 30, 2002. Our book value per share increased by 6% to US$ 41.60. Converium has a solid balance sheet and is strongly capitalized to further benefit from the hardening markets.”

“The strong premium growth is fully in line with our expectations. Based on the strong underwriting performance so far, we continue to target a non-life combined ratio of 100% for the full year. The turmoil in the capital markets had a severe impact on our investment result. The development of the global stock markets continues to be crucial for our return on equity.”

Enquiries:

Michael Schiendorfer	Zuzana Drozd
Media Relations Manager	Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57	Phone: +41 (0) 1 639 91 20
Mobile: +41 (0) 79 307 70 50	Fax: +41 (0) 1 639 71 20
Fax: +41 (0) 1 639 76 57

IPO, Ranking and Organization

Converium is an independent top ten reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe: 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

Today the company ranks 8th among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

Overview Business Segments

Business Development

Converium’s first half operational result shows that the company is on track. The hardening of the markets, a consistent implementation of our business strategy and new opportunities from independence all led to profitable growth and a non-life combined ratio of 101.0%. In the life segment we are able to report an improved segment income of US$ 4.9 million, up from US$ 2.2 million last year.

Converium Zurich

	Six months
	ended June 30
	(US$ million, except
	ratios)

	2002	2001

Gross premiums written	805.0	603.9
Net premiums written	749.3	525.6
Net premiums earned	703.0	431.2
Segment income (loss)	74.5	43.2
Loss ratio non-life	69.2%	79.4%
Underwriting expense ratio non-life	22.8%	14.7%
Administration expense ratio non-life	5.0%	4.6%
Combined ratio non-life	97.0%	98.7%
Retention rate (= net premiums written divided by gross premiums written)	93.1%	87.0%

Converium Zurich’s combined ratio of 97.0% for the six months ended June 30, 2002 was lower by 1.7 percentage points compared to the combined ratio of 98.7% for the six months ended June 30, 2001. Gross premiums written of US$ 805.0 million for the six months ended June 30, 2002 were higher by US$ 201.1 million, or 33.3%, compared to US$ 603.9 million for the six months ended June 30, 2001.

During the first half of 2002, Converium Zurich’s largest growth regions included the UK, France, the Far East / Pacific Rim and Latin America. The largest growth lines included such specialty lines as aviation and space, professional liability, as well as credit and surety. The July 1, 2002 renewals point to further growth in the specialty lines, as well as in Australia and Latin America.

Converium North America

	Six months
	ended June 30
	(US$ million, except
	ratios)

	2002	2001

Gross premiums written	642.5	540.0
Net premiums written	633.0	449.9
Net premiums earned	590.9	394.7
Segment income (loss)	-18.3	-81.0
Loss ratio non-life	75.4%	92.4%
Underwriting expense ratio non-life	24.6%	26.2%
Administration expense ratio non-life	5.9%	7.9%
Combined ratio non-life	105.9%	126.5%
Retention rate (=net premiums written divided by gross premiums written)	98.5%	83.3%

Converium North America’s combined ratio decreased to 105.9% for the six months ended June 30, 2002 from 126.5% for the six months ended June 30, 2001, mainly due to a decrease of 17 percentage points in the loss ratio. The loss ratio decrease reflected the fact that Converium North America recorded prior period loss reserve strengthening of US$ 125 million in the first half of 2001. Gross premiums written for the six months ended June 30, 2002 were US$ 642.5 million as compared to US$ 540.0 million for the six months ended June 30, 2001, representing an increase of US$ 102.5 million, or 19.0%.

The business segment’s generation of new premium income during the first half of 2002 was the result of growth in almost all lines. However, significant growth was experienced in specialty lines including increases in professional liability (US$ 41 million), structured/finite (US$ 76 million), as well as accident and health (US$ 20 million). This growth offset the loss of a large workers’ compensation treaty that was not renewed due to not meeting our required terms and conditions.

Converium Cologne

	Six months
	ended June 30
	(US$ million, except
	ratios)

	2002	2001

Gross premiums written	226.6	217.3
Net premiums written	214.6	210.9
Net premiums earned	138.3	161.2
Segment income (loss)	-3.4	-3.1
Loss ratio non-life	77.9%	83.1%
Underwriting expense ratio non-life	20.7%	20.7%
Administration expense ratio non-life	2.7%	3.9%
Combined ratio non-life	101.3%	107.7%
Retention rate (=net premiums written divided by gross premiums written)	94.7%	97.1%

Converium Cologne’s combined ratio of 101.3% for the six months ended June 30, 2002 was lower by 6.4 percentage points compared to the combined ratio of 107.7% for the six months ended June 30, 2001. Gross premiums written of US$ 226.6 million for the six months ended June 30, 2002 were higher by US$ 9.3 million, or 4.3%, compared to US$ 217.3 million for the six months ended June 30, 2001.

During the first half of 2002, Germany, the Middle East and Northern Europe were Converium Cologne’s largest regions in terms of premium volume.

Converium Life

	Six months
	ended June 30
	(US$ million, except
	ratios)

	2002	2001

Gross premiums written	101.1	88.2
Net premiums written	94.6	81.2
Net premiums earned	84.9	65.9
Segment income	4.9	2.2
Underwriting expense ratio	14.9%	-4.7%
Administration expense ratio	3.8%	2.5%
Retention rate (=net premiums written divided by gross premiums written)	93.6%	92.1%

Converium Life reported a segment income of US$ 4.9 million for the six months ended June 30, 2002 compared to a segment income of US$ 2.2 million for the six months ended June 30, 2001. Gross premiums written by our Converium Life operations for the six months ended June 30, 2002 were US$ 101.1 million compared to US$ 88.2 million for the six months ended June 30, 2001, representing an increase of US$ 12.9 million, or 14.6%.

This premium growth reflects our strategy to expand the operations of Converium Life. Both the Paris and Milan branch offices contributed strongly to the positive premium development. Germany added US$ 11 million net written premiums for the six months ended June 30, 2002 but showed a decrease compared to last year due to reduced shares with respect to the reinsurance of one of our main cedents. Other regions, including the Far East/Pacific Rim and North America with US$ 44.9 million net written premium for the six months ended June 30, 2002, showed a strong increase of premium income compared to last year. The positive development within this area was mainly driven by a new large contract with a cedent located in Taiwan, which contributed to the increase of written premium with US $7.5 million. Moreover, business with existing customer relations in the United States was extended.